UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

[X]  Merger

[ ]  Liquidation

[ ]  Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]  Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund:  ThomasLloyd Funds

3.

Securities and Exchange Commission File No.:  811-09156

4.

Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

[X]  Initial Application

[ ]  Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

427 Bedford Road
Pleasantville, New York  10570

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Arthur Don, Esq.

Seyfarth Shaw LLP

131 S. Dearborn Street, Suite 2400

Chicago, Illinois 60603

(312) 460-5611

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Matrix Fund Services
630 Fitzwatertown Rd.

Building A, 2nd Floor

Willow Grove, PA 19090
(215) 830-8990

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one):

[X]  Management Company;

[ ]  Unit investment trust; or

[ ]  Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[X] Open-end   [ ] Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.

Provide the name and address of each investment adviser of the fund  (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

ThomasLloyd OPTI-flex® Fund
(f/k/a Illington OPTI-flex® Fund; f/k/a OPTI-flex® Dynamic Fund)

ThomasLloyd Global Asset Management (Americas) LLC (f/k/a Illington Fund Management, LLC)
427 Bedford Road
Pleasantville, New York 10570

PROACTIVE Money Management, Inc. (f/k/a PROACTIVE Financial Services, Inc.)
3401 Technology Drive, Suite 200
Lake Saint Louis, Missouri 63367
former address – 21 Hawk Ridge Circle, Lake Saint Louis, Missouri 63367

ThomasLloyd Long-Short Equity Fund
this fund was liquidated as of June 28, 2007

ThomasLloyd Global Asset Management (Americas) LLC – see above

Johnson Illington Advisors, LLC
677 Broadway
Albany, New York 12207

Johnson Illington Tactical Equities Strategy Fund
this fund was liquidated as of December 15, 2006

ThomasLloyd Global Asset Management (Americas) LLC – see above

Johnson Illington Advisors, LLC – see above

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ThomasLloyd Capital LLC (f/k/a ThomasLloyd Capital, Inc.; f/k/a Illington Capital, Inc.; f/k/a PROACTIVE Financial Services, Inc.)
427 Bedford Road
Pleasantville, New York 10570
former addresses: 3401 Technology Drive, Suite 200, Lake Saint Louis, Missouri 63367
and: 21 Hawk Ridge Circle, Lake Saint Louis, Missouri 63367

13.

If the fund is a unit investment trust (“UIT”) provide:

N/A

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes   [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-________

Business Address:

15.

(a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes   [ ] No

If Yes, state the date on which board vote took place:  June 20, 2007

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes   [ ] No

If Yes, state the date on which the shareholder vote took place: September 28, 2007

If No, explain:

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes   [ ] No

(a)  If Yes, list the date(s) on which the fund made those distributions: As of September 28, 2007

(b)  Were the distributions made on the basis of net assets?

[X] Yes   [ ] No

(c)  Were the distributions made pro rata based on share ownership?

[X] Yes   [ ] No

(d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Pursuant to the Agreement and Plan of Reorganization and Termination, the fund transferred all of its assets and identified liabilities to the acquiring fund.  In exchange for the transfer of such assets and liabilities, the acquiring fund issued a number of full and fractional shares to the fund equal in value to the net assets transferred to the acquiring fund in connection with the Merger.  The fund then distributed to its shareholders of record all shares of the acquiring fund received by the fund.  Each shareholder of the fund received shares of the acquiring fund equal in value and number to his or her shares of the fund held as of the close of business on the New York Stock Exchange on September 28, 2007.

(e)  Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes   [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes   [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes   [ ] No

If No,

(a)  How many shareholders does the fund have as of the date this form is filed? 0

(b)  Describe the relationship of each remaining shareholder to the fund: N/A

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes   [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes   [X] No

If Yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?

(c)  Will the remaining assets be invested in securities?

[ ] Yes   [ ] No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes   [X] No

If Yes,

(a)  Describe the type and amount of each debt or other liability:

(b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Event(s) Leading to Request For Deregistration

22.

(a)  List the expenses incurred in connection with the Merger or Liquidation:

(i)   Legal expenses: $35,000

(ii)  Accounting expenses: $0

(iii) Other expenses (list and identify separately): Blue sky deregistration-$268; NASDAQ fees-$184

(iv) Total expenses (sum of lines (i)-(iii) above): $35,452

(b)  How were those expenses allocated?

As a result of fund expense undertakings, these expenses and any other fund expenses were paid by the fund’s adviser, ThomasLloyd Global Asset Management (Americas) LLC.

(c)  Who paid those expenses?   See answer to 22(b).

(d)  How did the fund pay for unamortized expenses (if any)? None.

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes   [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[ ] Yes   [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes   [X] No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a)  State the name of the fund surviving the Merger:  Catalyst Funds, and its series, the Catalyst OPTI-flex® Fund

(b)  State the Investment Company Act file number of the fund surviving the Merger: 811-21872

(c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form N-14 (Registration Number 333-145348) was filed on August 10, 2007 and Pre-effective Amendment No. 1 (Registration Number 333-145348) filed on August 30, 2007.

(d)  If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the ThomasLloyd Funds, (ii) he is the President and Principal Executive Officer of the ThomasLloyd Funds, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Jerry Szilagyi

Jerry Szilagyi

President